# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CureVac N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares, par value (euro)0.12 per share
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001918385
Persons authorized to receive notices and communications: Brian S. North, Esquire, Buchanan Ingersoll & Rooney PC, 50 South 16th Street, Suite 3200, Philadelphia, Pennsylvania (PA), 19102, (215) 665-8700; Dr. Christina Eschenfelder, RITTERSHAUS, Harrlachweg 4, Mannheim, Germany (2M), 68163, 49 621 4256-275

## Reporting persons
- MH-LT-Investments GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dr. Matthias Hothum (CIK 0001918385): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value (euro)0.12 per share
Name of issuer: CureVac N.V.
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Comment:
This Amendment is being filed to reflect the completion of the Reporting Persons' exchange all of the Shares beneficially owned by them pursuant to an exchange offer (the "Exchange Offer") made by BioNTech SE, a European stock corporation ("BioNTech").

This Amendment is the final amendment to the Schedule 13D by the Reporting Persons and constitutes an "exit filing" by them.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have tendered all of their Shares into the Exchange Offer. The Exchange Offer expired as scheduled at 9:00 a.m. Eastern Time on December 3, 2025. The Shares tendered by the Reporting Persons were accepted for exchange and transferred to BioNTech in a capital increase for the issue of shares in BioNTech underlying the American Depository Shares of BioNTech offered as consideration of the Exchange Offer which took effect upon registration on December 10, 2025. As a result, the Reporting Persons no longer beneficially own, or otherwise hold, any securities of the Issuer.

The Reporting Persons expect to receive full consideration to which they are entitled under the Exchange Offer (the "Completion") on or about December 15, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The Reporting Persons tendered all of their Shares in the Exchange Offer and, as a result of the issuance by BioNTech of its securities in the Exchange Offer on December 10, 2025, the Reporting Persons no longer beneficially own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Transactions in the class effected during the past sixty days: Other than the transaction described in Item 5(a) no Reporting Person has effected any transaction in the Shares during the past sixty (60) days
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 10, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

99.2 Joint Filing Agreement (Incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

## Signatures
- MH-LT-Investments GmbH: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (12/12/2025)
- Dr. Matthias Hothum: /s/ Dr. Christina Eschenfelder as attorney-in-fact, MATTHIAS HOTHUM (12/12/2025)